September 23, 2010	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Red Trail Energy, LLC
Amendment No. 1 to Schedule 13E-3 filed August 27, 2010
File No. 5-81866
Amendment No. 1 to Schedule 14A filed August 27, 2010
File No. 0-52033

Dear Ms. Kim:

We are in receipt of your letter dated September 10, 2010, providing comments on our Schedule 13E-3 and 14A as filed on August 27, 2010.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our Schedules 13E-3 and 14A, set forth below are each of your comments in chronological order immediately followed by our responses.

Schedule 13E-3

General

1.           We note the disclosure under Item 3 of the Schedule 13E-3.  Please note that the Schedule 13E-3 is a "shell" document that must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

RESPONSE:  The Company has revised the Schedule 13E-3 as requested.

Schedule 14A

2.           We note that your response to comment two in our letter dated August 5, 2010.  Please revise the proxy statement, rather than the cover page of the Schedule 14A, to indicate that it is a preliminary copy.

September 21, 2010

RESPONSE:  The Company has revised the proxy statement as requested.

3.           We note your response to comment four in our letter dated August 5, 2010.  Please revise to present the Summary Term Sheet, which appears to include questions and answers about the going private transaction, followed by the Special Factors, and then followed by the information regarding the other proposals, including the election of governors and the amendments to the operating and control agreements.

RESPONSE:  The Company has revised the proxy statement as requested.

Substantive Fairness, page 8

4.           We note your response to comment 12 in our letter dated August 5, 2010.  Although we have no further comment, we do not agree with your position that the notice to unit holders did not constitute a solicitation as a communication reasonably calculated to result in the procurement, withholding, or revocation of a proxy.  In this regard, it appears that the notice would influence the results of the proxy solicitation, and we note that the notice was sent by the issuer, the party conducting this solicitation, the notice described the terms of the reclassification and was an initial step in the reclassification transaction.

RESPONSE:  The Company notes the position of the Commission.

5.           We note that until the reclassification is completed, transfers are limited to those by court order and that after the reclassification, only transfers approved by the board of governors will be permitted.  In an appropriate location, please describe this disadvantage to the reclassification.  In addition, please disclose when transfers other than by court order will resume if the reclassification is not consummated.

RESPONSE:  The Company has revised the proxy statement as requested.

What are the terms of the Class A, Class B and Class C Units, page 28

6.           We note your response to comment five in our letter dated August 5, 2010.  We note that you have omitted the disclosure regarding the right of Class A and Class B Members to remove governors.  Please revise or advise us.  In addition, please advise us as to whether the amendment to remove governors and the amendment to transferability rights should be unbundled since they do not appear to be administrative changes.

September 21, 2010

RESPONSE:  The Company has added a disclosure in the answer to the “What are the terms of the Class A, Class B and Class C Units?” question to disclose the right of Class A and Class B members to remove governors.  The Company agrees that the amendment to remove governors and the amendment to transferability rights are not administrative changes, nor non-material changes.  The Company believes these changes are a part of the reclassification changes.  The amendment to remove governors was made to clearly establish that only Class A and Class B Units can remove a governor and modify the provisions of the North Dakota Limited Liability Company Act, which could allow all members to vote on governor removal.  The Company’s governing documents were previously silent on the issue of governor removal and therefore the statutory provisions would have applied without this amendment.  In addition, the amendment related to transferability rights is also related to the reclassification, as this amendment was made only to allow the Board to be able to maintain the purpose of the reclassification transaction, which is to be below the requisite number of members for suspension of reporting obligations to the Commission.

As the Company responded to comment five in the Commission’s letter dated August 5, 2010, The Company would agree that the reclassification changes are material, were not previously part of the Company’s organizational documents, and would require member approval if the reclassification changes were presented on their own.  The Company, however, believes that the reclassification changes are all of the same type of provision (as they all relate to changing the classes of unit holders) and thus this group of related affected provisions can be set forth together in a proposal pursuant to the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”).  See page 2 of the Telephone Interpretation – “If more than one of these types of provisions is affected by the transaction in the circumstances described above, each affected provision (or group of related affected provisions) should be set out as a separate proposal” (emphasis added).

How many votes can I cast when electing governors, page 35

7.           We note your response to comment nine in our letter dated August 5, 2010.  Please revise to state whether you have already received the required written notice to cumulate voting power.  If not, then revise to further clarify the condition precedent to exercising cumulative voting rights.  We note that you state that in order to exercise cumulative voting rights, one member must give written notice to any officer before the meeting or give written notice to the Chairman at the meeting and prior to the election of directors.  Please revise to specifically describe all of the information that the written notice must contain, or state whether submitting the proxy card before the meeting would satisfy the written notice requirement.  In addition, please revise the proxy statement and proxy card to state whether discretionary authority to cumulate votes is being solicited.  Refer to Item 6(c)(3) and (4) of Schedule 14A.

RESPONSE:  The Company has received the required notice under the North Dakota Limited Liability Company Act to cumulate voting power and has revised the proxy statement to disclose receipt of the notice.  Thus, the requested revisions to further clarify the condition precedent of written notice are no longer necessary and because discretionary authority to cumulate votes is not being solicited at this time, Item 6(c)(4) does not require this revision.

September 21, 2010

8.           Please disclose how proxies which are sent to the issuer and which cumulate votes will be treated if the issuer does not receive the requisite written notice of an intent to cumulate voting power.

RESPONSE:  The Company has received the necessary written notice of an intent to cumulate voting power and thus, will not face this issue in regard to proxies received which cumulate votes.

Voting and Revocation of Proxies, page 50

9.           We note your response to comment 17 in our letter dated August 5, 2010.  Further, we note your revised disclosure that a revocation must be in writing stating the proxy is revoked, executed by the member and set forth with information sufficient to determine that the Member authorized such revocation  Please revise to specifically describe the "information sufficient to determine that the Member authorized such revocation."

RESPONSE:  This requirement comes from Section 10-32-48 of the North Dakota Limited Liability Company Act and states that a revocation “must set forth or be submitted with information from which it can be determined that the revocation or the new appointment was authorized by the member” without providing further description of the information from which it can be determined the revocation was authorized, however, the Company has revised the proxy statement to provide possible examples of sufficient information in this scenario.

Election of Three Members of the Board of Governors, page 46

10.           We note your response to comment 15 in our letter dated August 5, 2010.  For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributed or skills that led to the conclusion that the person should serve as a director.  Refer to Item 401(e) of Regulation S-K.

RESPONSE:  The Company has revised the proxy statement as requested.

Substantive Fairness, page 20

11.           We note your response to comment 16 in our letter dated August 5, 2010 and we note your general governor nomination process that nominees submit consents.  Please revise to specifically state whether each nominee has consented to being named in the proxy statement and to serve if elected.

RESPONSE: The Company has revised the proxy statement as requested under the Section entitled “Proposal #3:  Election of Three Members to the Board of Governors” to state that “Frank Kirschenheiter, Sid Mauch, Tim Meuchel and Lynn Bergman have each consented to being named in the proxy statement and to serve if elected.”

September 21, 2010

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,

/s/ Valerie D. Bandstra

Valerie D. Bandstra

VDB:klh